EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended
	March 31, 2016		March 31, 2015
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$86,524		$19,703
Add: Fixed charges, net	12,221		13,017
Income before income taxes and fixed charges, net	98,745		32,720
Fixed charges
Interest expense	$11,880		$12,718
One-third of rental expense	341		299
Interest on unrecognized tax benefits	0		0
Total fixed charges	$12,221		$13,017
Ratio of Earnings to Fixed Charges	8.08	x	2.51	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$86,524		$19,703
Add: Fixed charges, net	5,427		7,797
Income before income taxes and fixed charges, net	91,951		27,500
Fixed charges
Interest expense (excluding deposits)	5,086		7,498
One-third of rental expense	341		299
Interest on unrecognized tax benefits	-		-
Total fixed charges	$5,427		$7,797
Ratio of Earnings to Fixed Charges	16.94	x	3.53	x